EX-28.p.6

November 27, 2023

BAILARD, INC. CODE OF ETHICS AND BUSINESS CONDUCT

A.	INTRODUCTION

This Code of Ethics and Business Conduct (“Code”) sets forth legal and ethical standards of conduct for the employees of Bailard, Inc. and its affiliated entities (the “Firm” or” Bailard”). This Code is intended to promote the conduct of each employee and the Firm with high standards of integrity and compliance with all applicable laws and regulations.

B.	APPLICABILITY OF THE CODE

This Code applies to all Firm employees. This Code does not apply to the independent directors or advisory council members of Bailard’s affiliated entities.

C.	STATEMENT OF ETHICAL PRINCIPLES AND STANDARD OF BUSINESS CONDUCT

The Firm holds all employees to a high standard of integrity and business practice. To properly serve our clients, the Firm strives to avoid or manage conflicts of interest or the appearance of conflicts of interest. The Firm requires that you, as an employee of the Firm, hold yourself to its high standards to protect its reputation for ethical conduct.

You must, at all times, conduct yourself in a lawful, honest, and ethical manner; place the interest of clients first; display loyalty, honesty, fairness, and good faith toward clients; avoid taking inappropriate advantage of any position of trust or responsibility; and maintain the confidentiality of client and proprietary information.

At all times, you must place the interest of clients first and avoid activities and relationships that might interfere with the duty to make decisions in the best interests of our clients. When trading, conduct all personal securities transactions in full compliance with this Code, including these ethical principles and standards of business conduct.

If you have any doubts about whether any conduct complies with the letter or the spirit of this Code, please consult with the CCO or the CEO. We will make every effort to preserve the confidentiality of such discussions, and in no event will there be retaliation for any report of a possible violation of this Code. As a rule of thumb, when in doubt, please err on the side of caution and ask questions, disclose information, and report any concerns.

For your guidance, some of the most important legal concepts within which we operate are mentioned below.

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a.	Fiduciary Duty

Bailard and its employees owe a fiduciary duty to our clients and stockholders. This means a duty of loyalty, fairness and good faith, and a corresponding duty not to do anything prejudicial to or in conflict with the interests of our clients and stockholders. We owe our clients the highest duty of loyalty and rely on you to avoid conduct that is or may be inconsistent with that duty. It is also important for you to avoid actions that, while they may not actually involve a conflict of interest or an abuse of a client’s trust, may have the appearance of impropriety. All transactions of employees shall be conducted consistent with this Code and in such a manner as to avoid any actual or potential conflict of interest or any abuse of an individual’s position of trust and responsibility.

Neither the Firm nor its employees shall take any inappropriate advantage of their position. This is a higher standard than that applicable to ordinary arm’s length business transactions between persons who do not owe a fiduciary duty to the other parties, and it is a duty and standard of conduct that is required of Bailard and all Bailard employees.

You owe a duty to Bailard to advance Bailard’s interests when the opportunity to do so arises. You are prohibited from engaging in activities that give rise to situations that are in conflict with the best interest of Bailard, including but not limited to:

•	Knowingly competing with Bailard in any way (e.g., where an employee competes with Bailard in the acquisition or disposition of securities or other property for personal gain),

•	Seizing opportunities that may be suitable for Bailard for personal gain without first offering such opportunity to Bailard,

•	Using or permitting others to use Bailard-owned equipment, materials, or employees for personal gain, and

•	Disclosing or using confidential information belonging to Bailard for other than company purposes, including for your personal profit or advantage.

b.	Fraud and Deceit; Inside Information

The various laws administered by the SEC and the Commodity Futures Trading Commission (“CFTC”) contain broad provisions prohibiting fraud, deceit or “any manipulative or deceptive device or contrivance” in connection with securities and commodities transactions and the giving of investment advice. It is under these broad general provisions that the SEC, CFTC, and private individuals have successfully brought many of the important cases in the securities field that have received so much publicity in recent years, including cases on improper use of material nonpublic (“inside”) information.

You are subject to our Insider Trading Policy which prohibits you from using any material nonpublic information, no matter how acquired, in your own transactions or in the discharge of your responsibilities to clients.

c.	Manipulation

Care must always be taken to avoid market manipulation of securities and commodities trading. Such manipulation is strictly prohibited by law. The Firm and its employees are prohibited from knowingly spreading false and/or malicious rumors about securities with the intent of influencing the price of the securities.

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d.	Confidentiality and Disclosure of Information

Information about the actual purchase or sale decisions, contemplated purchases or sales, or other transactions under consideration for clients, whether or not actually authorized, must be kept confidential. Information about clients, investors, and prospects is confidential and must not be disclosed to persons who do not have a need to know such information in connection with their employment by the Firm.

You must maintain the confidentiality of confidential information entrusted to you by the Firm, except when disclosure is authorized by the CCO or legally mandated. Confidential information includes but is not limited to lists of clients, investors, prospects, personal information about employees, proprietary formulas, business plans, or financial information. Unauthorized disclosure of any confidential information is prohibited.

Third parties may ask you for information concerning the Firm. All responses to inquiries on behalf of the Firm must be approved by the CCO. If you receive any inquiries of this nature, you must decline to comment and refer the inquirer to the CCO.

e.	Federal Securities and Other Laws

Bailard and its employees are required to comply with all applicable Federal Securities Laws and all other applicable rules and regulations.

f.	Penalties

Under the various federal and state securities and commodities statutes, penalties that may be imposed for violations include civil liability for damages, temporary suspension, or permanent prohibition from engaging in various aspects of the securities, commodities, or investment advisory businesses as well as and criminal penalties.

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D.	INSIDER TRADING AND PERSONAL TRADING

Bailard prohibits all employees from trading in their accounts or in accounts under their direct or indirect control (see discussion below regarding beneficial interest), either personally or on behalf of others, while in possession of material, nonpublic information. This includes trading in accounts managed on behalf of Bailard’s clients. Further, Bailard prohibits all employees from communicating material, nonpublic information to others in violation of the law. You are required to follow the policies and procedures set forth in our Insider Trading Policy and our Personal Trading Policy, which imposes certain pre-clearance and reporting requirements.

E.	GIFTS & ENTERTAINMENT AND POLITICAL CONTRIBUTIONS

Bailard holds its employees to high ethical standards and strictly prohibits any giving or receipt of things of value that are designed to improperly influence the recipient. All employees are subject to our Gifts & Entertainment Policy and our Political Contributions Policy.

F.	ANTI-BRIBERY AND CORRUPTION

Bailard and its officers, directors, employees, and agents are prohibited from engaging in any prohibited foreign trade practices under the Foreign Corrupt Practices Act, including making corrupt payments to foreign government officials for the purpose of obtaining or retaining business. Employees are subject to our Anti-Bribery and Corruption Policy.

G.	SERVICE AS A DIRECTOR

You are prohibited from serving on the board of directors of a publicly traded company without prior authorization by the CCO, which authorization shall be based upon a determination that the board service would not be in conflict with the interests of the Firm or any client. Notify Compliance when you are seeking approval to serve as a Director.

H.	OUTSIDE ACTIVITIES

You must request written preapproval from the CCO prior to serving as an employee, officer, consultant, director, adviser, trustee, or in a similar role of any other entity, trust, or organization. Approval of such activities might be withheld if the CCO determines that your service would not be in the best interest of the Firm or its clients. The CCO will request preapproval from the CEO. The Senior Compliance Officer will review the CCO’s certifications.

I.	SANCTIONS

Careful adherence to this Code and the policies and procedures under Bailard’s Compliance Manual (the “Compliance Manual”) is one of the primary conditions of employment at Bailard, Inc. You may be required to give up any profit or other benefit realized from any transaction in violation of this Code and/or the Compliance Manual, and, in appropriate cases, be subject to other sanctions up to and including reprimands, trading restrictions, or fines. Suspensions or termination of employment may be imposed for conduct inconsistent with this Code and/or Compliance Manual as well. Retaliation against persons reporting violations will not be tolerated and may be grounds for sanctions. In addition, as pointed out in the preamble to this Code, certain violations of this Code and/or the Compliance Manual may also involve violations of law with the possibility of civil or criminal penalties.

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J.	COMPLIANCE WITH LAWS, RULES, AND REGULATIONS

Bailard requires employees to comply with all laws, rules, and regulations applicable to the Firm whenever and wherever it does business. Employees are expected to use good judgment and common sense in seeking to comply with all applicable laws, rules, and regulations and to ask for advice when uncertain about them.

If you become aware of the violation of any law, rule, or regulation by the Firm, whether by its employees or any third-party doing business on behalf of the Firm, or you become aware of any violation of this Code, it is your responsibility to report the matter to the CCO.

While it is Bailard’s desire to address matters internally, nothing in this Code prohibits you from reporting potential violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the SEC, or any agency’s inspector general, or from making other disclosures that are protected under the whistleblower provisions of federal law or regulation. You do not need prior authorization from your supervisor, the CCO, or any other person or entity affiliated with Bailard to make any such reports or disclosures. You do not need to notify Bailard that they have made such reports or disclosures. Additionally, nothing in this Code prohibits you from recovering an award pursuant to a whistleblower program of a government agency or entity.

You shall not discharge, demote, suspend, threaten, harass or in any other manner discriminate or retaliate against an employee because she or he reports any such violation. This Code should not be construed to prohibit you from testifying, participating, or otherwise assisting in any state or federal administrative, judicial, or legislative proceeding or investigation.